

April 30, 2010

<u>Via Mail and Facsimile (86 (21) 57940050)</u>

Rong Guangdao
Chairman
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road
Jinshan District, Shanghai, 200540
The People's Republic of China

> **Re:** **Sinopec Shanghai Petrochemical Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 20, 2009**
> **File No. 1-12158**
> **Response Letter Filed March 29, 2010**

Dear Mr. Guangdao:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to comment 2 of our letter dated February 1, 2010. We note particularly your acknowledgement that "certain news articles have identified investors that may have divested our stock, or may not wish to invest in our stock, because of apparent activity of our related entities in" Sudan, Iran, Syria and/or Cuba, and your representation that "[d]ecisions by such large investors may have the effect of reducing demand for our stock in the market which could negatively affect our stock price."

Please include in your 20-F for fiscal year 2009 not only the disclosure you discuss in your letter of January 27, 2010, regarding the volume of your purchases of crude oil sourced from Sudan, Iran, Syria and Cuba, as applicable, but also disclosure regarding the potential risk to demand for your stock and to your stock price as a result of the reputational impact of the activities of related entities in these countries identified by the U.S. State Department as state sponsors of terrorism.

2. Please provide us with a draft of the disclosure you intend to include in the 20-F in response to this comment.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   Please understand that we may have additional comments after we review your response to our comments. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

          Sincerely,

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: Pamela Long
   Assistant Director
   Division of Corporation Finance